Delisting Determination,The Nasdaq Stock Market, LLC, November 7, 2008, Vion Pharmaceuticals Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Vion Pharmaceuticals Inc.
(the Company), effective at the opening of the trading session on November 17, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule 4310(c)(02). The Company was notified of the Staffs determination on May 7, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule:
4310(c)(02). The Company was notified of the Panels decision on August 13, 2008 and trading in the Companys securities was suspended on August 15, 2008. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on September 29, 2008.